Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Magnolia Oil & Gas Corporation:
We consent to the incorporation by reference in the registration statement (Nos. 333-226795 and 333-232593) on Form 3 and registration statement (No. 333-227722) on Form S-8 of Magnolia Oil & Gas Corporation of our reports dated February 23, 2021, with respect to the consolidated balance sheets of Magnolia Oil & Gas Corporation as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in  stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020 and for the period from July 31, 2018 to December 31, 2018 (Successor Period), and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10K of Magnolia Oil & Gas Corporation.

/S/ KPMG LLP
Houston, Texas
February 23, 2021